Exhibit 99.1

Clearmind Medicine Announces Publication of International Patent Application for Novel Combination Therapy Targeting Obesity and High Blood Sugar

Vancouver, Canada, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the publication of an international patent application under the Patent Cooperation Treaty (PCT) as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company developing therapies for central nervous system disorders.

The patent application published under the European Patent Office covers an innovative combination therapy of Clearmind’s proprietary 5-methoxy-2-aminoindane (MEAI) and SciSparc’s Palmitoylethanolamide (PEA) for the treatment of metabolic syndrome and obesity.

Metabolic syndrome, characterized by conditions such as high blood pressure, high blood sugar, excess abdominal fat, and elevated cholesterol levels, affects up to one-third of U.S. adults and increases the risk of heart disease, stroke, obesity and type 2 diabetes. This proprietary combination therapy leverages MEAI’s unique pharmacological profile alongside PEA’s anti-inflammatory and neuroprotective properties to offer a potential safe and effective treatment for these widespread health challenges.

This patent publication marks a significant milestone in the Clearmind-SciSparc collaboration, which has resulted in the filing of 13 patent families, across multiple jurisdictions, such as the United States, Europe, and China. The collaboration focuses on developing innovative therapies that combine neuroplastogens molecules with N-acylethanolamines, including PEA, to address mental health disorders such as depression and PTSD, addictions, and various metabolic conditions and obesity.

Dr. Adi Zuloff-Shani, CEO of Clearmind, stated: “We continue our strategy to develop breakthrough therapies to treat complex health conditions, with our intellectual property portfolio enabling us to potentially redefine therapeutic approaches for metabolic syndrome and obesity, leveraging, among others, the synergistic effects of MEAI and PEA.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategy to develop breakthrough therapies to treat complex health conditions and how its intellectual property portfolio enables it to potentially redefine therapeutic approaches for metabolic syndrome and obesity, leveraging, among others, the synergistic effects of MEAI and PEA .  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.